SUPPLEMENT DATED SEPTEMBER 30, 2002
TO THE
PROSPECTUS
DATED MAY 1, 2002
FOR
PERSPECTIVE FOCUS FIXED AND VARIABLE ANNUITY

JACKSON NATIONAL SEPARATE ACCOUNT I

Effective September 30, 2002, Perspective Focus Fixed and Variable Annuity will no longer be available for purchase by non-natural owners (entities) other than qualified plans and certain trusts.

(To be used with VC5526 Rev. 05/02.)

V5675 Rev. 09/02